CUSIP No. 873168108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _______)*

TXU Corp.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

873168108

(CUSIP Number)

Maria Gray

Secretary (Acting)

Franklin Resources, Inc.

One Franklin Parkway

San Mateo, CA 94403-1906

(650) 312-3000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13.d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 873168108

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Franklin Advisers, Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

22,862,200 (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

22,972,200 (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,972,200

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14. TYPE OF REPORTING PERSON

IA (See Item 5)

CUSIP No. 873168108

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Franklin Resources, Inc. (13-2670991)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,127,040

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14. TYPE OF REPORTING PERSON

HC (See Item 5)

CUSIP No. 873168108

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Charles B. Johnson

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,127,040

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14. TYPE OF REPORTING PERSON

HC; IN (See Item 5)

CUSIP No. 873168108

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Rupert H. Johnson, Jr.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,127,040

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14. TYPE OF REPORTING PERSON

HC; IN (See Item 5)

CUSIP No. 873168108

Item 1. Security and Issuer

This statement relates to the Common Stock, without par value (the “Common Stock”), of TXU Corp., a Texas corporation (the “Issuer”), whose principal executive offices are located at 1601 Bryan Street, Dallas TX,75201.

Item 2. Identity and Background

Franklin Advisers, Inc.:

(a) Name:

Franklin Advisers, Inc. (“FAV”)

(b) State of Organization:

California

(c) Principal Business:

An investment adviser registered with the U.S. Securities and Exchange Commission (the “SEC”) and investment manager or sub-adviser to a number of U.S. registered open- and closed-end investment companies in the Franklin Templeton Group of Funds, non-U.S. investment funds and private client accounts.

Address of Principal Business/Principal Office:

One Franklin Parkway

San Mateo, CA 94403-1906

(d) Criminal Convictions:

None

(e) Civil Proceedings:

None

Franklin Resources, Inc.:

(a) Name:

Franklin Resources, Inc. (“FRI”)

(b) State of Organization:

CUSIP No. 873168108

Delaware

(c) Principal Business:

A diversified financial services holding company whose primary business is providing, through operating subsidiaries, management, administrative and distribution services to the open- and closed- end investment companies comprising the Franklin Templeton Group of Funds, managed accounts and other investment products.

Address of Principal Business/Principal Office:

One Franklin Parkway

San Mateo, CA 94403-1906

(d) Criminal Convictions:

None

(e) Civil Proceedings:

None

Charles B. Johnson:

(a) Name:

Charles B. Johnson

(b) Business Address:

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, California 94403-1906

(c) Principal Employment:

Chairman of the Board and Member - Office of the Chairman of FRI and a director and a principal stockholder (a “Principal Shareholder”) of FRI.

(d) Criminal Convictions:

None

(e) Civil Proceedings:

CUSIP No. 873168108

None

(f) Citizenship:

USA

Rupert H. Johnson, Jr.:

(a) Name:

Rupert H. Johnson, Jr.

(b) Business Address:

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, California 94403-1906

(c) Principal Employment:

Vice Chairman and Member - Office of the Chairman of FRI and a director and a Principal Shareholder of FRI.

(d) Criminal Convictions:

None

(e) Civil Proceedings:

None

(f) Citizenship:

USA

Executive officers, directors and control persons of reporting persons:

(a-f): The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of the reporting persons named above is set forth in Exhibit A hereto. To the best knowledge of the persons listed in Item 2 hereof, each person listed on Exhibit A is a United States citizen except where otherwise noted and, during the last five years, no person listed in Exhibit A (i) has been convicted in a

CUSIP No. 873168108

criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Common Stock acquired with funds of approximately $1,273.8 million (including brokerage commissions). All such funds were provided from investment capital of one or more open- or closed-end investment companies or other managed accounts that are managed by one or more direct or indirect, wholly-owned subsidiaries of FRI (collectively, the “Investment Management Subsidiaries”).

Item 4. Purpose of Transaction

The Investment Management Subsidiaries purchased the Common Stock for their investment management clients for the purpose of investment. All such purchases were made in the open market in the ordinary course of the Investment Management Subsidiaries’ business. None of the Investment Management Subsidiaries, and none of any of the other reporting persons covered by this Schedule 13D, currently has any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, or any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of the separate accounts and mutual funds managed and advised by the Investment Management Subsidiaries.

Texas Energy Future Holdings Limited Partnership, an investor group led by Kohlberg Kravis Roberts & Co., TPG (formerly Texas Pacific Group) and other investors have proposed to buyout TXU shareholders at an offer price of $69.25 per share (the “KKR buyout offer”).

The Investment Management Subsidiaries believe the offer price of $69.25 is significantly below TXU’s current actual value. Furthermore, the Investment Management Subsidiaries believe that had the KKR buyout offer not been undertaken, the performance of TXU common stock from the announcement date of the KKR buyout offer to today would have been in excess of the actual level of performance realized by shareholders.

Therefore, the Investment Management Subsidiaries on behalf of their managed accounts and mutual funds do not support the proposed KKR buyout offer for shares of TXU at $69.25 per share and intend to vote ‘NO’ on the offer.

For over 90 years, TXU has had a successful operating history of serving its customers reliably and efficiently. In the opinion of the Investment Management Subsidiaries, the

CUSIP No. 873168108

KKR buyout offer would not enhance TXU’s ability to maintain and improve its level of operating performance and would deprive current shareholders of the opportunity to continue to participate alongside TXU’s employees and management in the Company’s business future.

The Investment Management Subsidiaries’ investment management clients may in the future acquire additional shares of Common Stock or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise, and may also, depending upon then-current circumstances, dispose of all or a portion of the Common Stock owned by their investment management clients in one or more transactions. Additionally, the Investment Management Subsidiaries’ investment management clients reserve the right to exercise any and all of their respective rights as stockholders of the Issuer in a manner consistent with their equity interests and reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities, including without limitation to carry out any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, to the extent deemed advisable by the Investment Management Subsidiaries.

Item 5. Interest in Securities of the Issuer

(a-b) The 23,127,040 shares of Common Stock of the Issuer (the “Securities”), representing 5.0% of the outstanding Common Stock, are beneficially owned by one or more open- or closed-end investment companies or other managed accounts that are investment management clients of the Investment Management Subsidiaries (the “Investment Management Clients”). Investment management contracts grant to the Investment Management Subsidiaries all investment and/or voting power over the securities owned by such Investment Management Clients, except as otherwise disclosed below. Therefore, for purposes of Rule 13d-3 under the Act, the Investment Management Subsidiaries may be deemed to be the beneficial owners of the Securities.

Beneficial ownership by the Investment Management Subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by Franklin Mutual Advisers, LLC (“FMA”), an indirect wholly-owned investment management subsidiary of FRI, are exercised independently from FRI and from all other investment management subsidiaries of FRI (FRI, its affiliates and the investment management subsidiaries other than FMA are, collectively, “FRI affiliates”). Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

CUSIP No. 873168108

The Principal Shareholders each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI subsidiaries provide investment management services. The number of shares that may be deemed to be beneficially owned and the percentage of the class of which such shares are a part are reported in Items 11 and 13 of the cover pages for FRI and each of the Principal Shareholders. FRI, the Principal Shareholders and each of the Investment Management Subsidiaries disclaim any pecuniary interest in any of the Securities. In addition, the filing of this Schedule 13D on behalf of the Principal Shareholders, FRI and FRI affiliates, as applicable, should not be construed as an admission that any of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of the Securities.

FRI, the Principal Shareholders, and each of the Investment Management Subsidiaries believe that they are not a “group” within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Securities held by any of them or by any persons or entities for whom or for which FRI subsidiaries provide investment management services.

The number of Common Stock as to which each reporting person on this Schedule 13D and other Investment Management Subsidiaries has:

(i) Sole power to vote or to direct the vote of the Common Stock:

Franklin Resources, Inc.: 0
Charles B. Johnson: 0
Rupert H. Johnson, Jr.: 0
Franklin Advisers, Inc.: 22,862,200
Fiduciary Trust Company International: 98,624
Franklin Templeton Investments Corp.: 37,179
Franklin Templeton Portfolio Advisors, Inc.[1]: 12,725
Franklin Templeton Investment Management Limited: 0
Franklin Templeton Investments (Asia) Limited: 320

(ii) Shared power to vote or to direct the vote of the Common Stock:

Fiduciary Trust Company International: 876[1]

_________________________

  Franklin Templeton Portfolio Advisors, Inc. (“FTPA”) may beneficially own these securities pursuant to various separately managed account investment management arrangements. Under these arrangements, underlying clients may, from time to time, delegate to FTPA the power to vote such securities, in which case FTPA has sole voting power. To the extent that the underlying client retains voting power over any securities, FTPA disclaims any power to vote or direct the vote of such securities.

 One of the investment management contracts that relates to these securities provides that the applicable FRI affiliate share investment power over the securities held in the client’s account with another unaffiliated entity.  The issuer's securities held in such account are less than 5% of the outstanding shares of the class.  In addition, FRI does not believe that such contract causes such client or unaffiliated entity to be part of a group with FRI or any FRI affiliate within the meaning of Rule 13d-5 under the Act.

CUSIP No. 873168108

(iii) Sole power to dispose or to direct the disposition of the Common Stock:

Franklin Resources, Inc.: 0
Charles B. Johnson: 0
Rupert H. Johnson, Jr.: 0
Franklin Advisers, Inc.: 22,972,200
Fiduciary Trust Company International: 100,300
Franklin Templeton Investments Corp.: 37,179
Franklin Templeton Portfolio Advisors, Inc.: 14,541
Franklin Templeton Investment Management Limited: 2,500
Franklin Templeton Investments (Asia) Limited: 320

(iv) Shared power to dispose or to direct the disposition of the Common Stock:

0

(c) Other than the transactions described in Exhibit B of this statement, none of the reporting persons nor, to the best of their knowledge, any of the persons listed in Exhibit A, have effected any transactions in the Common Stock during the 60-day period preceding the date this statement was filed.

(d) No person other than the respective Investment Management Clients is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities being reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as disclosed above, no persons named in Item 2 herein, nor to the best of such person’s knowledge, no person named in Exhibit A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Executive Officers and Directors of Reporting Persons

Exhibit B: Transactions in the Past Sixty Days

CUSIP No. 873168108

Exhibit C: Joint Filing Agreement, dated as of July 20, 2007

Exhibit D: Powers of Attorney

CUSIP No. 873168108

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2007

FRANKLIN RESOURCES, INC.

CHARLES B. JOHNSON

RUPERT H. JOHNSON, JR.

FRANKLIN ADVISERS, INC.

By: /s/ Maria Gray

Maria Gray

Secretary (Acting) of Franklin Resources, Inc.

Attorney-in-Fact for Charles B. Johnson pursuant to a Power of Attorney attached to this Schedule 13D

Attorney-in-Fact for Rupert H. Johnson, Jr. pursuant to a Power of Attorney attached to this Schedule 13D

CUSIP No. 873168108

EXHIBIT A

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Charles B. Johnson	Chairman of the Board, Member - Office of the Chairman and a Director and a Principal Shareholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Rupert H. Johnson, Jr.	Vice Chairman, Member – Office of the Chairman and a Director and a Principal Shareholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Anne M. Tatlock	Director, FRI	180 Riverside Drive, Apt. 5F New York, NY 10024
Samuel H. Armacost	Director, FRI; Chairman of the Board, SRI International (an independent nonprofit technology research and development organization)	SRI International 333 Ravenswood Ave Menlo Park, CA 94025
Charles Crocker	Director, FRI; Chairman and CEO, Crocker Capital (a private venture capital firm)	Crocker Capital One Post Street, Suite 2515 San Francisco, CA 94104
Joseph R. Hardiman	Director, FRI; Retired	NEA 1119 St. Paul Street Baltimore, MD 21202
Robert D. Joffe	Director, FRI; Partner, Cravath, Swaine & Moore LLP (a law firm)	Cravath, Swaine & Moore LLP 825 Eighth Ave. New York, NY 10019
Thomas H. Kean	Director, FRI; Chairman, The Robert Wood Johnson Foundation (a health and healthcare philanthropic foundation)	THK Consulting, LLC 49 Route 202, PO Box 810 Far Hills, NY 07931
Chutta Ratnathicam	Director, FRI; Retired	704 Murphy Drive San Mateo, CA 94402

CUSIP No. 873168108

Peter M. Sacerdote	Director, FRI; Chairman, Whale Rock Capital Management, LLC (a capital management firm)	Whale Rock Capital Management, LLC 767 Third Avenue, 6th floor New York, NY 10017
Laura Stein	Director, FRI; Senior Vice President – General Counsel & Secretary, The Clorox Company (a leading manufacturer and marketer of consumer products)	The Clorox Company 1221 Broadway Oakland, CA 94612-1888
Louis E. Woodworth	Director, FRI; President, Alpine Corporation (a private investment firm)	Alpine Corporation 1505 7th Avenue West Seattle, WA 98119
Gregory E. Johnson	Chief Executive Officer, President and a Director, FRI;	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Vijay C. Advani (Citizen of India)	Executive Vice President – Global Advisor Services, FRI;	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Craig S. Tyle	Executive Vice President and General Counsel, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Murray L. Simpson	Executive Vice President, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
William Y. Yun	Executive Vice President – Institutional, FRI	Fiduciary Trust Company International 600 5th Avenue, 5th Floor New York, NY 10020-2302
Jennifer J. Bolt	Executive Vice President – Operations and Technology, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
John M. Lusk	Executive Vice President – Portfolio Operations, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Norman R. Frisbie, Jr.	Senior Vice President and Chief Administrative Officer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Leslie M. Kratter	Senior Vice President and Assistant Secretary, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

CUSIP No. 873168108

Kenneth A. Lewis	Senior Vice President, Chief Financial Officer and Treasurer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Penelope S. Alexander	Vice President, Human Resources – U.S., FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Holly E. Gibson	Vice President, Corporate Communications, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Donna S. Ikeda	Vice President, Human Resources – International, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Timothy S. Stearns	Chief Compliance Officer	Franklin Templeton Companies LLC 500 E. Broward Blvd. Ft. Lauderdale, FL 33394

CUSIP No. 873168108

FRI: Franklin Resources, Inc.

One Franklin Parkway
San Mateo, CA 94403-1906

A diversified financial services holding company whose primary business is providing, through operating subsidiaries, management, administrative and distribution services to the open- and closed- end investment companies comprising the Franklin Templeton Group of Funds, managed accounts and other investment products. FRI is the indirect parent entity to TAML (see further description below) and the direct parent entity to each of Franklin Templeton Portfolio Advisors, Inc. and Franklin Advisers, Inc., both of which are wholly-owned by FRI.

FAV: Franklin Advisers, Inc.

One Franklin Parkway
San Mateo, CA 94403-1906

An investment adviser registered with the SEC and investment manager or sub-adviser to a number of U.S. registered open- and closed-end investment companies in the Franklin Templeton Group of Funds, non-U.S. investment funds and private client accounts.

CUSIP No. 873168108

EXHIBIT B

TRANSACTIONS IN THE PAST SIXTY DAYS

Each of the transactions described below was a purchase by FAV on behalf of its investment management clients of Common Stock of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share
7/20/2007	300	67.4731
7/20/2007	16,400	67.4900
7/20/2007	33,300	67.3745
7/20/2007	33,400	67.3000
7/20/2007	1,500	67.4731
7/20/2007	81,800	67.4900
7/20/2007	167,000	67.3745
7/20/2007	166,600	67.3000
7/19/2007	100,000	67.4776
7/13/2007	10,000	67.4888
7/13/2007	10,000	67.4888
7/13/2007	25,000	67.4888
7/13/2007	10,000	67.4888
6/28/2007	6,000	67.0400
6/7/2007	39,700	67.3403
6/7/2007	80,900	67.3450
6/7/2007	208,900	67.3200
6/7/2007	7,900	67.3403
6/7/2007	16,200	67.3450
6/7/2007	41,700	67.3200
6/7/2007	1,600	67.3403
6/7/2007	3,200	67.3450
6/7/2007	8,300	67.3200
6/7/2007	800	67.3403
6/7/2007	1,600	67.3450
6/7/2007	4,200	67.3200
6/6/2007	121,700	67.4629
6/6/2007	24,300	67.4629
6/6/2007	4,900	67.4629
6/6/2007	2,400	67.4629
6/5/2007	39,500	67.4650
6/5/2007	9,300	67.4994
6/5/2007	8,000	67.4650
6/5/2007	1,900	67.4994
6/5/2007	1,700	67.4650
6/5/2007	300	67.4994
6/5/2007	800	67.4650

CUSIP No. 873168108

6/5/2007	200	67.4994
5/23/2007	4,000	67.1963

Each of the transactions described below was a sale by FAV on behalf of its investment management clients of Common Stock of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share
6/26/2007	4,700	66.9653
6/8/2007	7,800	67.2636
5/23/2007	492	67.3056
5/23/2007	547	67.3056

Each of the transactions described below was a purchase by Fiduciary Trust Company International on behalf of its investment management clients of Common Stock of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share
7/13/2007	130	67.6428
7/13/2007	146	67.6428

Each of the transactions described below was a sale by Fiduciary Trust Company International on behalf of its investment management clients of Common Stock of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share
7/3/2007	150	67.7000
7/2/2007	1,774	67.5723
6/26/2007	700	66.5000
6/22/2007	2	67.0000
6/22/2007	1	67.0000
5/31/2007	2,000	67.6100

Each of the transactions described below was a sale by Franklin Templeton Portfolio Advisors, Inc. on behalf of its investment management clients of Common Stock of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share
7/19/2007	5	67.7880
7/17/2007	320	67.1990
7/17/2007	2	67.2000
7/17/2007	4	67.2000
7/11/2007	1	67.5700
7/11/2007	14	67.5700
7/5/2007	10	67.8590
7/5/2007	50	67.8588
7/2/2007	5	67.6180
7/2/2007	2	67.6000
6/29/2007	15	67.2687
6/25/2007	1	66.7900
6/25/2007	12	66.7900

CUSIP No. 873168108

6/22/2007	15	67.0487
6/20/2007	1	67.1100
6/18/2007	15	67.5387
6/18/2007	2	67.4900
6/18/2007	5	67.4900
6/12/2007	35	67.4689
6/12/2007	15	67.4687
6/12/2007	5	67.4480
6/12/2007	35	67.4489
6/11/2007	5	67.6080
5/24/2007	5	67.4980
5/24/2007	5	67.5680

Each of the transactions described below was a purchase by Franklin Templeton Portfolio Advisors, Inc. on behalf of its investment management clients of Common Stock of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share
7/19/2007	15	67.7900
7/10/2007	5	67.7600
6/26/2007	5	66.7400
6/19/2007	10	67.2800
6/14/2007	20	67.6800
6/13/2007	10	67.5600
6/13/2007	30	67.1600
6/13/2007	10	67.1600
6/12/2007	10	67.4500
6/12/2007	20	67.4500
6/4/2007	5	67.5300

CUSIP No. 873168108

EXHIBIT C

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement as of July 24, 2007.

FRANKLIN RESOURCES, INC.

CHARLES B. JOHNSON

RUPERT H. JOHNSON, JR.

FRANKLIN ADVISERS, INC.

By: /s/ Maria Gray

Maria Gray

Secretary (Acting) of Franklin Resources, Inc.

Attorney-in-Fact for Charles B. Johnson pursuant to a Power of Attorney attached to this Schedule 13D

Attorney-in-Fact for Rupert H. Johnson, Jr. pursuant to a Power of Attorney attached to this Schedule 13D

CUSIP No. 873168108

EXHIBIT D

POWERS OF ATTORNEY

LIMITED POWER OF ATTORNEY

FOR

SECTION 13 REPORTING OBLIGATIONS

Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of Robert Rosselot and Maria Gray, each acting individually, as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

(1)            prepare, execute, acknowledge, deliver and file Schedules 13D and 13G (including any amendments thereto or any related documentation) with the United States Securities and Exchange Commission, any national securities exchanges and Franklin Resources, Inc., a Delaware corporation (the “Reporting Entity”), as considered necessary or advisable under Section 13 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

(2)            perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

The undersigned acknowledges that:

(1)            this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;

(2)            any documents prepared and/or executed by either such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

(3)            neither the Reporting Entity nor either of such attorneys-in-fact assumes (i) any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act or (ii) any liability of the undersigned for any failure to comply with such requirements; and

(4)            this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation the reporting requirements under Section 13 of the Exchange Act.

The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 30th day of April , 2007.

/s/ Charles B. Johnson

Signature

Charles B. Johnson

Print Name

LIMITED POWER OF ATTORNEY

FOR

SECTION 13 REPORTING OBLIGATIONS

Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of Robert Rosselot and Maria Gray, each acting individually, as the undersigned’s true and lawful attorney-in-fact, with full power and authority as

CUSIP No. 873168108

hereinafter described on behalf of and in the name, place and stead of the undersigned to:

(1)            prepare, execute, acknowledge, deliver and file Schedules 13D and 13G (including any amendments thereto or any related documentation) with the United States Securities and Exchange Commission, any national securities exchanges and Franklin Resources, Inc., a Delaware corporation (the “Reporting Entity”), as considered necessary or advisable under Section 13 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

(2)            perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

The undersigned acknowledges that:

(1)            this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;

(2)            any documents prepared and/or executed by either such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

(3)            neither the Reporting Entity nor either of such attorneys-in-fact assumes (i) any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act or (ii) any liability of the undersigned for any failure to comply with such requirements; and

(4)            this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation the reporting requirements under Section 13 of the Exchange Act.

The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 25th day of April , 2007.

/s/ Rupert H. Johnson, Jr.

Signature

Rupert H. Johnson, Jr.

Print Name